Issuer Free Writing Prospectus dated October 8, 2010

Filed Pursuant to Rule 433

Registration Nos. 333-157023 and 333-169822

(Relating to the Preliminary Prospectus Supplement dated October 7, 2010 and the Prospectus dated February 11, 2009)

We have filed registration statements (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the related prospectus and preliminary prospectus supplement as well as other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriter for this offering will arrange to send you the prospectus if you request it from Equity Syndicate Prospectus Department, Jefferies & Company, 520 Madison Avenue, 12th Floor, New York, NY, 10022, at 877-547-6340, and at Prospectus_Department@Jefferies.com. You may also access the preliminary prospectus supplement by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1095981/000119312510225853/d424b5.htm. The following information supplements and updates the information contained in the prospectus and the preliminary prospectus supplement for this offering.

Issuer	Cytori Therapeutics, Inc. (NASDAQ: CYTX)

Common stock offered by Cytori	4,000,000 shares of common stock. In addition, we have granted the underwriter an option for a period of 30 days to purchase up to an additional 600,000 shares of common stock to cover overallotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriter of its overallotment option.

Upon completion of this offering, we will have 49,909,194 shares of common stock outstanding based on 45,909,194 shares of common stock outstanding as of October 6, 2010, which excludes as of that date:

• 7,072,177 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $5.19 per share, under our stock plans;

•    11,774,104 shares of common stock reserved for issuance under various outstanding       warrant agreements with a weighted average exercise price of $3.81 per share (prior to       giving effect to antidilution adjustments as a result of this offering); and

• 1,340,885 shares of common stock reserved for future grant under our 2004 Equity Incentive Plan.

Public offering price	$4.50 per share.

Net proceeds to Cytori	We estimate that the net proceeds from the sale of the 4,000,000 shares of common stock that we are offering will be approximately $16.8 million, or approximately $19.3 million if the underwriter exercises in full its option to purchase 600,000 additional shares of common stock, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	October 8, 2010.

Closing date	October 13, 2010.

Dilution	Our net tangible book value as of June 30, 2010 was approximately $9.65 million, or $0.21 per share. After giving effect to the sale of 4,000,000 shares of our common stock in this offering at the public offering price of $4.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2010 would have been approximately $26.4 million, or $0.53 per share. This represents an immediate increase in net tangible book value of $0.32 per share to existing stockholders and immediate dilution in net tangible book value of $3.97 per share to investors purchasing our common stock in this offering at the public offering price.

If the underwriter exercises in full its option to purchase 600,000 additional shares of common stock at the public offering price of $4.50 per share, the as adjusted net tangible book value after this offering would be $0.57 per share, representing an increase in net tangible book value of $0.36 per share to existing stockholders and immediate dilution in net tangible book value of $3.93 per share to investors purchasing our common stock in this offering at the public offering price.

The above discussion is based on 45,900,581 shares outstanding as of June 30, 2010, and excludes as of that date:

• 7,047,790 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $5.24 per share, under our stock plans;

•    11,774,104 shares of common stock reserved for issuance under various outstanding       warrant agreements with a weighted average exercise price of $3.81 per share (prior to       giving effect to antidilution adjustments as a result of this offering); and

• 1,419,885 shares of common stock reserved for future grant under our 2004 Equity Incentive Plan.

Sole book-running manager	Jefferies & Company, Inc.